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                         March 19, 2021

       Richard L. Eberly
       Chief Executive Officer and President
       Chembio Diagnostics, Inc.
       555 Wireless Blvd.
       Hauppauge, New York 11788

                                                        Re: Chembio
Diagnostics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 15,
2021
                                                            File No. 333-254261

       Dear Mr. Eberly:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Mark L. Johnson, Esq.